# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oriental Culture Holding LTD, CIK 0001776067
CUSIP: G6796W123
Title of class of securities: Ordinary shares, par value of $0.055 per share
Address of issuer's principal executive offices: 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, China (F4), 210023
Date of event which requires filing of this statement: 11/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001842841
Persons authorized to receive notices and communications: Mr. Aimin Kong, 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, China (F4), 210023, 86-19538323389

## Reporting persons
- Aimin Kong (CIK 0001842841): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 180,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (50.8% of the class)
  Comment: The number of shares reported in rows 7, 9 and 11 include: 12,000,000 preferred shares, (each with 15 voting power and every two preferred shares is convertible into one ordinary share of the Company at the holder's option) in his capacity as a 70% beneficiary owner and director of Hao Shun Investments Limited.
  
  Calculated based on: (i) a total of 5,814,789 issued and outstanding ordinary shares of the Issuer as of February 18, 2026 in the proxy statement in Form 6-K filed on February 19, 2026 and (ii) if the holder converts 12,000,000 preferred shares to 6,000,000 ordinary shares in 60 days.
- Hao Shun Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 180,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (50.8% of the class)
  Comment: The number of shares reported in rows 7, 9 and 11 include: 12,000,000 preferred shares, (each with 15 voting power and every two preferred shares is convertible into one ordinary share of the Company a the holder's option) held by Hao Shun Investments Limited.
  
  Calculated based on: (i) a total of 5,814,789 issued and outstanding ordinary shares of the Issuer as of February 18, 2026 in the proxy statement in Form 6-K filed on February 19, 2026 and (ii) if the holder converts 12,000,000 preferred shares to 6,000,000 ordinary shares in 60 days.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of $0.055 per share
Name of issuer: Oriental Culture Holding LTD
Address of issuer's principal executive offices: 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, China (F4), 210023
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statements on Schedule 13D filed on September 4, 2025 (the "Initial Statement", and together with this Amendment No.1, the "Schedule 13D") by the Reporting Persons (as defined in the Initial Statement) and relates to the ordinary share (the "Ordinary Shares") of Oriental Culture Holding LTD, a company incorporated with limited liability under the laws of the Cayman Islands (the "Issuer"). The principal executive office of the Issuer is located at 4F, Building 30, Phase 1, Jiangsu Software Park, Nanjing, CHINA, 210023. The Issuer's Ordinary Shares are listed on the NASDAQ Capital Market under the symbol "OCG". Except as otherwise provided herein, each item of the Initial Statement remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed jointly by Aimin Kong and Hao Shun Investments Limited (together, the "Reporting Persons", and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).
Residence or business address:
Mr. Aimin Kong is a citizen of China. The business address of Mr. Aimin Kong is 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.

Hao Shun Investments Limited ("Hao Shun") is a company incorporated in the British Virgin Islands. The registered address of Hao Shun Investments Limited is Crainmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
Present principal occupation or employment: Mr. Aimin Kong is the chief operating officer of the Issuer and a director of Hao Shun Investments Limited. The business address of Mr. Aimin Kong is 4F, Building 30, Phase 1, Jiangsu Software Park, Xuanwu District, Nanjing City, Jiangsu Province, China.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Aimin Kong is a citizen of China. Hao Shun Investments Limited is a company incorporated in the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 is hereby incorporated by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and supplemented as follows:

Hao Shun Investments Limited owns and has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 12,000,000 preferred shares of the Issuer (each preferred share has 15 votes at the general meetings of the Issuer, and every two preferred shares is convertible into one ordinary share of the Issuer at the holder's option), which represents approximately 50.8% of the outstanding Ordinary Shares that are deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons under Section 13(d) of the Act, calculated based on: (i) a total of 5,814,789 issued and outstanding ordinary shares of the Issuer as of February 18, 2026 in the proxy statement in Form 6-K filed on February 19, 2026 and (ii) if the holder converts 12,000,000 preferred shares to 6,000,000 ordinary shares in 60 days.

In his capacity as a 70% beneficial owner and director of Hao Shun Investments Limited, Mr. Aimin Kong has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 12,000,000 preferred shares of the Issuer owned by Hao Shun Investments Limited, which represents approximately 50.8% of the outstanding Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the Reporting Persons under Section 13(d) of the Securities Exchange Act of 1934 (the "Act").
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Report on this Schedule 13D is hereby incorporated by reference herein.
Transactions in the class effected during the past sixty days: On January 16, 2026, the Issuer effected a one for two hundred twenty reverse stock split for its ordinary shares and no change was made to its preferred shares. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented as follows:

On November 14, 2025, Oriental Culture Investment Development Ltd., a company wholly owned by Aimin Kong, transferred 490,000 Ordinary Shares to China Stamp Trading Center Co., Limited at no cost.

On January 16, 2026, the Issuer effected a one for two hundred twenty reverse stock split for its ordinary shares and no change was made to its preferred shares.

On February 3, 2026, Mr. Aimin Kong transferred 35% equity interest of Hao Shun Investments Limited to Oriental Culture Investment Development Ltd., a BVI company wholly owned by Mr. Aimin Kong at nil/US$1 and 30% equity interest of Hao Shun Investments Limited to Oatto Holdings Ltd., a Canadian company wholly owned by Junci Kong, daughter of Aimin Kong at nil/US$1.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
A - Joint Filing Agreement dated September 4, 2025 by and between the Reporting Persons (incorporated by reference to Initial Statement filed by the Reporting Persons on September 4, 2025)

B - Share Transfer Agreement by and between Oriental Culture Investment Development Ltd and China Stamp Trading Center Co., Limited dated November 14, 2025

C- Share Transfer Instrument by and among Aimin Kong, Oriental Culture Investment Development Ltd. and Oatto Holdings Ltd. dated February 3, 2026.

## Signatures
- Aimin Kong: /s/ Aimin Kong, Aimin Kong (02/26/2026)
- Hao Shun Investments Limited: /s/ Aimin Kong, Aimin Kong (02/26/2026)